UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020

Commission File Number: 001-34985

Globus Maritime Limited
(Translation of registrant’s name into English)

128 Vouliagmenis Avenue, 3rd Floor, Glyfada, Attica, Greece, 166 74
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒          Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On September 24, 2020, Globus Maritime Limited, a Marshall Islands corporation (“we”, “us”, “our”, or the “Company”) held our annual shareholders meeting. Among other proposals, our shareholders approved the following:

1.	One or more amendments to the Company’s Articles of Incorporation to effect one or more reverse stock splits of the Company’s issued and outstanding shares of common stock and Series B preferred shares by an aggregate ratio of not more than one-for-100, with the exact ratio to be set at a whole number to be determined by the Company’s Board of Directors or a committee thereof in its discretion, at any time or times after approval of the amendments, and to authorize the Company’s Board of Directors to implement one or more reverse stock splits by filing one or more amendments with the Registrar of Corporations of the Republic of the Marshall Islands (the “Reverse Split”); and

2.	An amendment and restatement of the Company’s Articles of Incorporation (the “Amendment and Restatement”).

On October 21, 2020, the Company effected a 1:100 Reverse Split. This Reverse Split reduced the number of outstanding common shares from -100 to 1 common shares (adjustments were made based on fractional shares), and from 30,000 Series B preferred shares to 300 Series B preferred shares.

The Amendment and Restatement was filed with the Marshall Islands registrar on October 22, 2020. The following is a description of our capital stock subsequent to the Amendment and Restatement:

DESCRIPTION OF CAPITAL STOCK

The following summary description of our capital stock is not complete and is qualified by reference to the full text of our amended and restated articles of incorporation and our amended and restated bylaws. The Business Corporations Act of the Republic of the Marshall Islands, or the BCA, may also affect the terms of our capital stock.

For purposes of the following description of capital stock, references to “us”, “we” and “our” refer only to Globus Maritime Limited and not any of its subsidiaries. All references herein to our “articles of incorporation” and “bylaws” are references to our amended and restated articles of incorporation and amended and restated bylaws, as the same may be amended from time to time.

Purpose

Our objects and purposes, as provided in Section 1.3 of our articles of incorporation, are to engage in any lawful act or activity for which corporations may now or hereafter be organized under the BCA.

Authorized Capitalization

The authorized number of shares of us consist of (1) 500,000,000 common shares, par value $0.004 per share, (2) 100,000,000 Class B common shares, par value $0.001 per share, which we refer to as the Class B shares, and (3) 100,000,000 preferred shares, par value $0.001 per share, which we refer to as the preferred shares No Class B shares have yet been issued. Our articles of incorporation require us at all times to reserve and keep available, out of our authorized but unissued common shares, such number of common shares as would become issuable upon the conversion of all Class B shares then outstanding.

Two series of preferred shares have been designated. No Series A preferred shares and 300 Series B preferred shares are presently outstanding. There is no limitation on the right to own securities or the rights of non-resident shareholders to hold or exercise voting rights on our securities under Marshall Islands law or our articles of incorporation or bylaws. All of our shares are in registered form. Our articles of incorporation do not permit the issuance of bearer shares. We do not hold any of our shares in treasury.

We have financed our operations through funds raised in public and private placements of common shares and through debt. We also issued shares to our directors, officers and employees.

Common Shares, Class B Shares, and Series B Preferred Shares

Generally, Marshall Islands law provides that the holders of a class of stock of a Marshall Islands corporation are entitled to a separate class vote on any proposed amendment to the relevant articles of incorporation that would change the aggregate number of authorized shares or the par value of that class of shares or alter or change the powers, preferences or special rights of that class so as to affect the class adversely. Except as described below, holders of our common shares, Series B preferred shares, and Class B shares have equivalent economic rights, but holders of our common shares are entitled to one vote per share while holders of our Class B shares are entitled to 20 votes per share and the holder of our Series B preferred shares is entitled to 25,000 votes per share (subject to the limitation described in “Preferred Shares” below). Each holder of Class B shares (not including the Company and the Company’s subsidiaries) may convert, at its option, any or all of the Class B shares held by such holder into an equal number of common shares.

Except as otherwise provided by the BCA, holders of our common shares, Class B shares, and Series B preferred shares will vote together as a single class on all matters submitted to a vote of shareholders, including the election of directors.

The rights, preferences and privileges of holders of our shares are subject to the rights of the holders of our Series B preferred shares and any preferred shares which we may issue in the future.

Holders of our common shares do not have conversion, redemption or pre-emptive rights to subscribe to any of our securities.

Preferred Shares

Our articles of incorporation authorize our board of directors to establish and issue up to 100 million preferred shares and to determine, with respect to any series of preferred shares, the rights and preferences of that series, including:

☐	the designation of the series;

☐	the number of preferred shares in the series;

☐	the preferences and relative participating option or other special rights, if any, and any qualifications, limitations or restrictions of such series; and

☐	the voting rights, if any, of the holders of the series.

In April 2012 we issued an aggregate of 3,347 (number not adjusted for any reverse stock splits) Series A Preferred Shares to two persons who were then executive officers, but as of the date hereof no Series A Preferred Shares are outstanding. The holders of our Series A Preferred Shares were entitled to receive, if funds were legally available, dividends payable in cash in an amount per share to be determined by unanimous resolution of our Remuneration Committee, in its sole discretion. Our board of directors or Remuneration Committee determined whether funds were legally available under the BCA for such dividend. Any accrued but unpaid dividends did not bear interest. Except as may be provided in the BCA, holders of our Series A Preferred Shares did not have any voting rights. Upon our liquidation, dissolution or winding up, the holders of our Series A Preferred Shares were entitled to a preference in the amount of the declared and unpaid dividends, if any, as of the date of liquidation, dissolution or winding up. Our Series A Preferred Shares were not convertible into any of our other capital stock. The Series A Preferred Shares were redeemable at the written request of the Remuneration Committee, at par value plus all declared and unpaid dividends as of the date of redemption plus any additional consideration determined by a unanimous resolution of the Remuneration Committee. We redeemed and cancelled 780 Series A Preferred Shares in January 2013 and the remaining 2,567 were redeemed and cancelled in July 2016. (These figures do not reflect any of our reverse stock splits which occurred afterwards.)

On June 12, 2020, we entered into a stock purchase agreement and issued 5,000 newly-designated Series B Preferred Shares, par value $0.001 per share, to Goldenmare Limited, a company controlled by our Chief Executive Officer, Athanasios Feidakis, in return for $150,000. In July 2020, we issued an additional 25,000 Series B preferred shares to Goldenmare Limited in return for another $150,000. The $150,000 was paid, in each instance, by reducing, on a dollar for dollar basis, the amount payable by the Company to Goldenmare Limited pursuant to a consultancy agreement. In addition, in July 2020 we increased the maximum voting rights under the Series B preferred shares from 49.0% to 49.99%. (These share figures in this paragraph do not reflect the 1:100 reverse stock split which occurred in October 2020.)

The issuances of the Series B preferred shares to Goldenmare Limited were each approved by an independent committee of the Board of Directors of the Company, which in each case received a fairness opinion from an independent financial advisor that the transaction was for a fair value.

The Series B preferred shares have the following characteristics:

Voting. To the fullest extent permitted by law, each Series B preferred share entitles the holder hereof to 25,000 votes per share on all matters submitted to a vote of the shareholders of the Company, provided however, that no holder of Series B preferred shares may exercise voting rights pursuant to Series B preferred shares that would result in the aggregate voting power of any beneficial owner of such shares and its affiliates (whether pursuant to ownership of Series B preferred shares, common shares or otherwise) to exceed 49.99% of the total number of votes eligible to be cast on any matter submitted to a vote of shareholders of the Company. To the fullest extent permitted by law, the holders of Series B preferred shares shall have no special voting or consent rights and shall vote together as one class with the holders of the common shares on all matters put before the shareholders.

Conversion. The Series B preferred shares are not convertible into common shares or any other security.

Redemption. The Series B preferred shares are not redeemable.

Dividends. The Series B preferred shares have no dividend rights.

Liquidation Preference. Upon any liquidation, dissolution or winding up of the Company, the Series B preferred shares are entitled to receive a payment with priority over the common shareholders equal to the par value of $0.001 per share. The Series B preferred shareholder has no other rights to distributions upon any liquidation, dissolution or winding up of the Company.

Transferability. All issued and outstanding Series B preferred shares must be held of record by one holder, and the Series B preferred shares shall not be transferred without the prior approval of our Board of Directors.

Proportional Adjustment. In the event the Company (i) declares any dividend on its common shares, payable in common shares, (ii) subdivides the outstanding common shares or (iii) combines the outstanding common shares into a smaller number of shares, there shall be a proportional adjustment to the number of outstanding Series B preferred shares.

Liquidation

In the event of our dissolution, liquidation or winding up, whether voluntary or involuntary, after payment in full of the amounts, if any, required to be paid to our creditors, the payment of the par value of $0.001 per share to the holder of our Series B Preferred Shares, and the holders of preferred shares, our remaining assets and funds shall be distributed pro rata to the holders of our common shares and Class B shares, and the holders of common shares and the holders of Class B shares shall be entitled to receive the same amount per share in respect thereof. Other than their receipt of the par value of $0.001 per Series B preferred share, the holder of our Series B Preferred Shares do not participate in distributions upon liquidation.

Dividends

Declaration and payment of any dividend is subject to the discretion of our board of directors. The timing and amount of dividend payments to holders of our shares will depend on a series of factors and risks described under “Risk Factors” in our annual report on Form 20-F and in prospectuses we may file from time to time, and includes risks relating to earnings, financial condition, cash requirements and availability, restrictions in our current and future loan arrangements, the provisions of the Marshall Islands law affecting the payment of dividends and other factors. The BCA generally prohibits the payment of dividends other than from surplus or while we are insolvent or if we would be rendered insolvent upon paying the dividend.

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common shares and Class B shares will be entitled to share equally (pro rata based on the number of shares held) in any dividends that our board of directors may declare from time to time out of funds legally available for dividends. Series B preferred shares do not participate in dividends.

Conversion

Our common shares are not convertible into any other shares of our capital stock. Each of our Class B shares is convertible at any time at the election of the holder thereof into one of our common shares. We may reissue or resell any Class B shares that shall have been converted into common shares. Neither the Common Shares nor the Class B Shares may be reclassified, subdivided or combined unless such reclassification, subdivision or combination occurs simultaneously and in the same proportion for each such class of Common Stock.

Directors

Our directors are elected by the vote of the plurality of the votes cast by shareholders entitled to vote in the election. Our articles of incorporation provide that our board of directors must consist of at least three members. Shareholders may change the number of directors only by the affirmative vote of holders of a majority of the total voting power of our outstanding capital stock (subject to the rights of any holders of preferred shares). The board of directors may change the number of directors by a majority vote of the entire board of directors.

No contract or transaction between us and one or more of our directors or officers will be void or voidable solely for the following reason, or solely because the director or officer is present at or participates in the meeting of our board of directors or committee thereof which authorizes the contract or transaction, or solely because his or her or their votes are counted for such purpose, if (1) the material facts as to such director’s interest in such contract or transaction and as to any such common directorship, officership or financial interest are disclosed in good faith or known to the board of directors or committee, and the board of directors or committee approves such contract or transaction by a vote sufficient for such purpose without counting the vote of such interested director, or, if the votes of the disinterested directors are insufficient to constitute an act of the board, by unanimous vote of the disinterested directors; or (2) the material facts as to such director’s interest in such contract or transaction and as to any such common directorship, officership or financial interest are disclosed in good faith or known to the shareholders entitled to vote thereon, and such contract or transaction is approved by vote of such shareholders.

Our board of directors has the authority to fix the compensation of directors for their services.

Classified Board of Directors

Our articles of incorporation provide for a board of directors serving staggered, three-year terms. Approximately one-third of our board of directors will be elected each year.

Removal of Directors; Vacancies

Our articles of incorporation provide that directors may be removed with or without cause upon the affirmative vote of holders of a majority of the total voting power of our outstanding capital stock. Our articles of incorporation also permit the removal of directors for cause upon the affirmative vote of 66-2/3% of the members of the board of directors then in office. Our bylaws require parties to provide advance written notice of nominations for the election of directors other than the board of directors and shareholders holding 30% or more of the voting power of the aggregate number of our shares issued and outstanding and entitled to vote.

No Cumulative Voting

Our articles of incorporation prohibit cumulative voting.

Shareholder Meetings

Under our bylaws, annual shareholder meetings will be held at a time and place selected by our board of directors. The meetings may be held in or outside of the Marshall Islands. Special meetings may be called by the chairman of our board of directors, by resolution of our board of directors or by holders of 30% or more of the voting power of the aggregate number of our shares issued and outstanding and entitled to vote at such meeting. Our board of directors may set a record date between 15 and 60 days before the date of any meeting to determine the shareholders that will be eligible to receive notice and vote at the meeting.

Dissenters’ Right of Appraisal and Payment

Under the BCA, our shareholders may have the right to dissent from various corporate actions, including certain amendments to our articles of incorporation and certain mergers or consolidations or the sale or exchange of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares, subject to exceptions. The right of a dissenting shareholder to receive payment of the fair value of his shares is not available for the shares of any class or series of stock, which shares at the record date fixed to determine the shareholders entitled to receive notice of and vote at the meeting of shareholders to act upon the agreement of merger or consolidation or any sale or exchange of all or substantially all of the property and assets of the corporation not made in the usual course of its business, were either (1) listed on a securities exchange or admitted for trading on an interdealer quotation system or (2) held of record by more than 2,000 holders. In the event of any further amendment of our articles of incorporation, a shareholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting shareholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting shareholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the high court of the Republic of the Marshall Islands or in any appropriate court in any jurisdiction in which our shares are primarily traded on a local or national securities exchange to fix the value of the shares.

Shareholders’ Derivative Actions

Under the BCA, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of common shares or a beneficial interest therein both at the time the derivative action is commenced and at the time of the transaction to which the action relates or that the shares devolved upon the shareholder by operation of law, among other requirements set forth in the BCA.

Amendment to our Articles of Incorporation

Except as otherwise provided by law, any provision in our articles of incorporation requiring a vote of shareholders may only be amended by such a vote. Further, certain sections may only be amended by affirmative vote of the holders of at least a majority of the voting power of the voting shares.

Anti-Takeover Effects of Certain Provisions of our Articles of Incorporation and Bylaws

Several provisions of our articles of incorporation and bylaws, which are summarized below, may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize shareholder value in connection with any unsolicited offer to acquire our company. However, these anti-takeover provisions could also discourage, delay or prevent the merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise that a shareholder may consider in its best interest and the removal of incumbent officers and directors, which could affect the desirability of our shares and, consequently, our share price.

Multi Class Stock. Our multi-class stock structure, which consists of common shares, Class B common shares, and preferred shares, can provide holders of our Class B common shares or preferred shares a significant degree of control over all matters requiring shareholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets, because our different classes of shares can have different numbers of votes.

For instance, while our common shares have one vote on matters before the shareholders, each of our 300 outstanding Series B preferred shares has 25,000 votes on matters before the shareholders; provided however, that no holder of Series B preferred shares may exercise voting rights pursuant to any Series B preferred shares that would result in the total number of votes a holder is entitled to vote on any matter submitted to a vote of shareholders of the Company to exceed 49.99% of the total number of votes eligible to be cast on such matter. No Class B common shares are presently outstanding, but if and when we issue any, each Class B common share will have 20 votes on matters before the shareholders.

At present, and until a substantial number of additional securities are issued, our holder of Series B preferred shares exerts substantial control of the Company’s votes and is able to exert substantial control over our management and all matters requiring shareholder approval, including electing directors and significant corporate transactions, such as a merger. Such holder’s interest could differ from yours.

Blank Check Preferred Shares. Under the terms of our articles of incorporation, our board of directors has authority, without any further vote or action by our shareholders, to issue up to 100 million “blank check” preferred shares, almost all of which currently remain available for issuance. Our board could authorize the issuance of preferred shares with voting or conversion rights that could dilute the voting power or rights of the holders of common shares, in addition to preferred shares that are already outstanding. The issuance of preferred shares, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of us or the removal of our management and may harm the market price of our common shares.

Classified Board of Directors. Our articles of incorporation provide for the division of our board of directors into three classes of directors, with each class as nearly equal in number as possible, serving staggered, three-year terms beginning upon the expiration of the initial term for each class. Approximately one-third of our board of directors is elected each year. This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of us. It could also delay shareholders who do not agree with the policies of our board of directors from removing a majority of our board of directors for up to two years.

Election of Directors. Our articles of incorporation do not provide for cumulative voting in the election of directors. Our bylaws require parties, other than the chairman of the board of directors, board of directors and shareholders holding 30% or more of the voting power of the aggregate number of our shares issued and outstanding and entitled to vote, to provide advance written notice of nominations for the election of directors. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

Advance Notice Requirements for Shareholder Proposals and Director Nominations.

Our bylaws provide that shareholders, other than shareholders holding 30% or more of the voting power of the aggregate number of our shares issued and outstanding and entitled to vote, seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary.

Generally, to be timely, a shareholder’s notice must be received at our principal executive offices not less than 150 days or more than 180 days prior to the first anniversary date of the immediately preceding annual meeting of shareholders. Our bylaws also specify requirements as to the form and content of a shareholder’s notice. These provisions may impede a shareholder’s ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.

Calling of Special Meetings of Shareholders

Our bylaws provide that special meetings of our shareholders may be called only by the chairman of our board of directors, by resolution of our board of directors or by holders of 30% or more of the voting power of the aggregate number of our shares issued and outstanding and entitled to vote at such meeting.

Action by Written Consent in Lieu of a Meeting

Our articles permit any action which may or is required by the BCA to be taken at a meeting of the shareholders to be authorized by consents in writing signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Presently and until and unless we issue a significant number of securities, Goldenmare Limited, a company affiliated with our Chief Executive Officer, holds Series B Preferred Shares controlling 49.99% of the voting power of our outstanding capital stock. Goldenmare could, together with shareholders possessing a relatively small number of shares, act by written consent in lieu of a meeting and authorize major transactions on behalf of the Company, all without calling a meeting of shareholders.

Business Combinations

Although the BCA does not contain specific provisions regarding “business combinations” between corporations incorporated under or redomiciled pursuant to the laws of the Marshall Islands and “interested shareholders,” our articles of incorporation prohibit us from engaging in a business combination with an interested shareholder for a period of three years following the date of the transaction in which the person became an interested shareholder, unless, in addition to any other approval that may be required by applicable law:

☐	prior to the date of the transaction that resulted in the shareholder becoming an interested shareholder, our board of directors approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder;

☐	upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85.0% of our voting shares outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (1) persons who are directors and officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

☐	at or after the date of the transaction that resulted in the shareholder becoming an interested shareholder, the business combination is approved by our board of directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the voting power of the voting shares that are not owned by the interested shareholder.

Among other transactions, a “business combination” includes any merger or consolidation of us or any directly or indirectly majority-owned subsidiary of ours with (1) the interested shareholder or any of its affiliates or (2) with any corporation, partnership, unincorporated association or other entity if the merger or consolidation is caused by the interested shareholder. Generally, an “interested shareholder” is any person or entity (other than us and any direct or indirect majority-owned subsidiary of ours) that:

☐	owns 15.0% or more of our outstanding voting shares;

☐	is an affiliate or associate of ours and was the owner of 15.0% or more of our outstanding voting shares at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested shareholder; or

☐	is an affiliate or associate of any person listed in the first two bullets, except that any person who owns 15.0% or more of our outstanding voting shares, as a result of action taken solely by us will not be an interested shareholder unless such person acquires additional voting shares, except as a result of further action by us and not caused, directly or indirectly, by such person.

Additionally, the restrictions regarding business combinations do not apply to persons that became interested shareholders prior to the effectiveness of our articles of incorporation.

Limitations on Liability and Indemnification of Directors and Officers

The BCA authorizes corporations to limit or eliminate the personal liability of directors to corporations and their shareholders for monetary damages for breaches of certain directors’ fiduciary duties. Our articles of incorporation include a provision that eliminates the personal liability of directors for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by law (i.e., other than breach of duty of loyalty, acts not taken in good faith or which involve intentional misconduct or a knowing violation of law or transactions for which the director derived an improper personal benefit) and provides that we must indemnify our directors and officers to the fullest extent authorized by law. We are also expressly authorized to advance certain expenses to our directors and officers and expect to carry directors’ and officers’ insurance providing indemnification for our directors and officers for some liabilities. We believe that these indemnification provisions and the directors’ and officers’ insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability and indemnification provisions in our articles of incorporation may discourage shareholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, may otherwise benefit us and our shareholders. In addition, an investor in our common shares may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Risk Factors

The following should be read in conjunction with the risk factors previously disclosed in our Annual Report on Form 20-F for the fiscal year ended December 31, 2019.

The superior voting rights of our Series B preferred shares limits the ability of our common shareholders to control or influence corporate matters, and the interests of the holder of such shares could conflict with the interests of our other shareholders.

While our common shares have one vote per share, each of our 300 Series B preferred shares presently outstanding has 25,000 votes per share; however, the voting power of the Series B preferred shares is limited such that no holder of Series B preferred shares may exercise voting rights pursuant to any Series B preferred shares that would result in the total number of votes a holder is entitled to vote on any matter submitted to a vote of shareholders of the Company to exceed 49.99% of the total number of votes eligible to be cast on such matter. The Series B preferred shares, however, have no dividend rights or distribution rights, other than the right upon dissolution to receive a priority payment equal to the par value per of $0.001 per share.

As of the date of this report on Form 6-K and until such time that we issue a significant number of securities, Goldenmare Limited, a company affiliated with our Chief Executive Officer, can therefore control 49.99% of the voting power of our outstanding capital stock. Until such time that we issue a significant number of securities, Goldenmare Limited will have substantial control and influence over our management and affairs and over matters requiring shareholder approval, including the election of directors and significant corporate transactions, even though Goldenmare Limited owns significantly less than 50% of the Company economically.

The superior voting rights of our Series B preferred shares limit our common shareholders’ ability to influence corporate matters. The interests of the holder of the Series B preferred shares may conflict with the interests of our common shareholders, and as a result, we may take actions that our common shareholders do not view as beneficial. Any such conflicts of interest could adversely affect our business, financial condition and results of operations, and the trading price of our common shares.

We further note that our articles permit any action which may or is required by the BCA to be taken at a meeting of the shareholders to be authorized by consents in writing signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Presently and until and unless we issue a significant number of securities, Goldenmare Limited, a company affiliated with our Chief Executive Officer, holds Series B Preferred Shares controlling 49.99% of the voting power of our outstanding capital stock. Goldenmare could, together with shareholders possessing a relatively small number of shares, act by written consent in lieu of a meeting and authorize major transactions on behalf of the Company, all without calling a meeting of shareholders.

Provisions of our articles of incorporation and bylaws may have anti-takeover effects, which could depress the trading price of our common shares.

Several provisions of our articles of incorporation and bylaws, which are summarized below, may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize shareholder value in connection with any unsolicited offer to acquire our company. However, these anti-takeover provisions could also discourage, delay or prevent the merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise that a shareholder may consider in its best interest and the removal of incumbent officers and directors, which could affect the desirability of our shares and, consequently, our share price.

Multi Class Stock. Our multi-class stock structure, which consists of common shares, Class B common shares, and preferred shares, can provide holders of our Class B common shares or preferred shares a significant degree of control over all matters requiring shareholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets, because our different classes of shares can have different numbers of votes.

For instance, while our common shares have one vote on matters before the shareholders, each of our 300 outstanding Series B preferred shares has 25,000 votes on matters before the shareholders; provided however, that no holder of Series B preferred shares may exercise voting rights pursuant to any Series B preferred shares that would result in the total number of votes a holder is entitled to vote on any matter submitted to a vote of shareholders of the Company to exceed 49.99% of the total number of votes eligible to be cast on such matter. No Class B common shares are presently outstanding, but if and when we issue any, each Class B common share will have 20 votes on matters before the shareholders.

At present, and until a substantial number of additional securities are issued, our holder of Series B preferred shares exerts substantial control of the Company’s votes and is able to exert substantial control over our management and all matters requiring shareholder approval, including electing directors and significant corporate transactions, such as a merger. Such holder’s interest could differ from yours.

Blank Check Preferred Shares. Under the terms of our articles of incorporation, our board of directors has authority, without any further vote or action by our shareholders, to issue up to 100 million “blank check” preferred shares, almost all of which currently remain available for issuance. Our board could authorize the issuance of preferred shares with voting or conversion rights that could dilute the voting power or rights of the holders of common shares, in addition to preferred shares that are already outstanding. The issuance of preferred shares, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of us or the removal of our management and may harm the market price of our common shares.

Classified Board of Directors. Our articles of incorporation provide for the division of our board of directors into three classes of directors, with each class as nearly equal in number as possible, serving staggered, three-year terms beginning upon the expiration of the initial term for each class. Approximately one-third of our board of directors is elected each year. This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of us. It could also delay shareholders who do not agree with the policies of our board of directors from removing a majority of our board of directors for up to two years.

Election of Directors. Our articles of incorporation do not provide for cumulative voting in the election of directors. Our bylaws require parties, other than the chairman of the board of directors, board of directors and shareholders holding 30% or more of the voting power of the aggregate number of our shares issued and outstanding and entitled to vote, to provide advance written notice of nominations for the election of directors. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

Advance Notice Requirements for Shareholder Proposals and Director Nominations.

Our bylaws provide that shareholders, other than shareholders holding 30% or more of the voting power of the aggregate number of our shares issued and outstanding and entitled to vote, seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary.

Generally, to be timely, a shareholder’s notice must be received at our principal executive offices not less than 150 days or more than 180 days prior to the first anniversary date of the immediately preceding annual meeting of shareholders. Our bylaws also specify requirements as to the form and content of a shareholder’s notice. These provisions may impede a shareholder’s ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.

Calling of Special Meetings of Shareholders

Our bylaws provide that special meetings of our shareholders may be called only by the chairman of our board of directors, by resolution of our board of directors or by holders of 30% or more of the voting power of the aggregate number of our shares issued and outstanding and entitled to vote at such meeting.

Action by Written Consent in Lieu of a Meeting

Our articles permit any action which may or is required by the BCA to be taken at a meeting of the shareholders to be authorized by consents in writing signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Presently and until and unless we issue a significant number of securities, Goldenmare Limited, a company affiliated with our Chief Executive Officer, holds Series B Preferred Shares controlling 49.99% of the voting power of our outstanding capital stock. Goldenmare could, together with shareholders possessing a relatively small number of shares, act by written consent in lieu of a meeting and authorize major transactions on behalf of the Company, all without calling a meeting of shareholders.

Safe Harbor Statement

This communication contains “forward-looking statements” as defined under U.S. federal securities laws. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in the Company’s filings with the Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Globus undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Globus describes in the reports it will file from time to time with the Securities and Exchange Commission after the date of this communication.

EXHIBIT INDEX

99.1	Amended and Restated Articles of Incorporation of Globus Maritime Limited dated October 22, 2020

99.2	Articles of Amendment to Articles of Incorporation of Globus Maritime Limited dated October 20, 2020

99.3	Press release dated September 24, 2020: Globus Maritime Announces Results of Annual Meeting of Shareholders

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE COMPANY’S REGISTRATION STATEMENTS: (A) ON FORM F-3 (FILE NO. 333-240042), FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 23, 2020 AND DECLARED EFFECTIVE AUGUST 6, 2020 (B) ON FORM F-3 (FILE NO. 333-239250), FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 31, 2020 AND DECLARED EFFECTIVE AUGUST 6, 2020, AND (C) ON FORM F-3 (FILE NO. 333-240265), FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 31, 2020 AND DECLARED EFFECTIVE ON AUGUST 12, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 22, 2020
GLOBUS MARITIME LIMITED

	By:	/s/ Athanasios Feidakis
	Name:	Athanasios Feidakis
	Title:	President, Chief Executive Officer and Chief Financial Officer